July 9, 2024

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

       Re: Empro Group Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted June 14, 2024
           CIK No. 0002005569
Dear Yeoh Chee Wei:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
February 8, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to comment 2 and reissue the comment in part. Please revise your cover page to disclose Dr. Yeoh's ownership percentage upon completion of the offering and describe his related control of your company, including matters subject to a stockholder vote. Please also disclose whether and to what extent you intend to rely on the controlled company exemptions on your cover page, and revise your risk factor on page 37 to disclose the "certain" exemptions upon which you intend to rely. Finally, please revise your disclosure to cross reference to specific risk factors, such as those on page 37 of the registration statement.
 July 9, 2024
Page 2

Prospectus Summary, page 3

2. We note your response to comment 3 and reissue the comment in part. Please revise your disclosure throughout the prospectus to provide the basis for any statements related to leadership in your field, consumer satisfaction and the competitive position of your brand and products. Please also ensure that you disclose any relevant metrics on which such statements are based and any material assumptions. Refer to Item 4.B.7 of Form 20-F. As an example only, we note your statements on page 3 that you have "established
       [y]ourselves as a trusted name in the beauty and healthcare industry," and on page 60 that your products have "been well received and widely recognized by consumers" and that
       "EMPRO is a brand closely associated with beauty and unwavering quality, and is recognized as a face art specialist among the industry peers."
3. We note your disclosure on page 3 that for the fiscal years ended December 31, 2023,
       2022 and 2021, your total revenue was approximately $3.70 million, $10.82 million and
       $5.86 million, respectively. Please revise to also discuss your net losses in 2023 and to briefly explain your decline in total revenues from fiscal 2022 to fiscal 2023.
Use of Proceeds, page 40

4. We note your response to comment 12 and reissue the comment in part. Please clarify how you plan to use the net proceeds from the offering for your geographical expansion and marketing plans, including the portion of net proceeds you will use for each purpose.
       See Item 3.C.1. of Form 20-F, which requires disclosure of the estimated net amount of the proceeds broken down into "each principal intended use." Please also clarify which markets you plan to prioritize entry into within the next five years, if applicable.
Dividend Policy, page 41

5. We note your disclosure on page 41 that you "have not declared or paid cash dividends on
       [y]our Ordinary Shares." We also note, however, your disclosure on page F-7 that EMP
       Solution SDN. BHD. paid dividends in fiscal 2022 and 2023. Please revise to discuss the payment of these dividends.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Key Factors that Affect Our Results of Operations, page 46

6. We note your response to comment 14 and reissue the comment in part. Please revise your risk factor disclosure to discuss risks to your business related to the ongoing recovery from the COVID-19 pandemic. In particular, please consider discussing risks stemming from decreased sales of COVID-19 related products such as face masks and testing kits, which constitute a significant portion of your health care products. As a related matter, please revise your MD&A to disclose whether you expect to continue to experience in future financial periods a reduction in revenue from your health care business segment, driven by a significant decreases in COVID-19 cases.
 July 9, 2024
Page 3
Results of Operations, page 47

7. Please disclose the extent to which your revenue variance was impacted by changes in sales volume, sales price, and by foreign exchange rate fluctuations. Also, please disclose why your gross margin increased significantly in 2023. Quantify the impact that foreign exchange rates had on your 2023 cost of goods sold variance. See the guidance in Item
       5.A of Form 20-F.
Liquidity and Capital Resources, page 50

8. Please disclose the specific factors you considered in concluding that the receivables over
       90 days past due are collectible. In this regard, it appears that a significant portion of the balance in that bucket is over one year past due.
Financing Activities, page 53

9. We note your revised disclosure in this section referencing several term loans. Please describe the material terms of these loans in more detail, including the principal, interest, parties, and date the parties entered into these loans.
Business
Product Safety, page 61

10. We note your revised disclosures discussing the product safety of your surgical face masks, SpaceLift, and antibacterial moisturizing mist. Please further revise this section to discuss safety measures you have taken with respect to your other cosmetic products, such as your eyebrow pencil product offerings. In this regard, we note your disclosure on page
       19 that your skincare and cosmetics products are regulated under, and have been registered with, the National Pharmaceutical Regulatory Agency (NPRA), a division of the Ministry of Health of Malaysia.
Relationships with Partners, Regulators, and Government, page 65

11. We note your response to comment 21 and reissue the comment in part. Please ensure that the material terms, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group to the counter party are disclosed, and that such agreements are filed as exhibits to the registration statement. As an example only, please revise to discuss any payments made to Watsons and Sa Sa for their distribution of your products. In addition, we note that the April 2024 Trading Term Agreement with Sa Sa, the February
       1, 2024 Exclusive Distributor Agreement with Pro Tek AS, the January 2024 Exclusive
       Distributor Agreement with Sash Trader, the May 2024 Exclusive Distributor Agreement
       with Aerofit Multiplus, and the May 2024 Exclusive Distributor Agreement with Sa Sa are not currently included in the exhibit index. Please revise to file these agreements or provide your analysis as to why these agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K and Item 10.C. of Form 20-F.
Our growth strategies, page 68

12. We note your response to comment 23 and reissue the comment in part. Please revise this section to more fully explain the international territories in which you plan to expand your business, including the timing for the expansion and the specific products that you plan to
 July 9, 2024
Page 4

       offer, and clarify whether you are already present in those territories and intend to expand within those regions or whether you will be a new entrant to those international markets.
       Please also discuss the specific marketing efforts you intend to use to accomplish this international expansion.
Our Business Divisions, page 69

13. We note your response to comment 24 and reissue the comment. Please revise your disclosure to clearly identify each of your existing and planned products and to provide an overview of the status of development and commercialization for each one, including the customer target group and the markets in which the product is offered. Consider providing this information in tabular format for ease of reference.
Quality Control, page 71

14. We note your disclosure that you "plan to apply for approval by the USFDA for [y]our products as [you] expand [y]our operations into the United States market." Please revise to discuss your specific plans to seek FDA regulatory approval including the timing of any such applications and the products for which you plan to seek regulatory approvals.
Competition, page 73

15. We note your response to comment 28. Please revise to disclose your key competitors in the medical mask and cosmetic industries in the markets where you compete.
Regulations, page 75

16. We note your disclosure that your face masks are regulated by, and have been registered with, the Medical Device Authority of Malaysia and have obtained Good Distribution
       Practice for Medical Devices. We also note your disclosure that your skincare and cosmetics products are regulated under, and have been registered with, the National
       Pharmaceutical Regulatory Agency. Please revise to further discuss the process by which each of your products obtained MDA, GDPMD and NPRA approvals, as applicable.
       Please also disclose the dates any such approvals were granted.
Audit Report, page F-2

17. We read your response to prior comment 32 and reissue in part. Please have your auditor address the guidance in PCAOB AS 3101.02 and 3101.08e and revise their audit report to state whether the financial statements are presented fairly.
Statement of Cash Flows, page F-10

18. We note your response to prior comment 34 and have the following additional comments:

             You indicate that the 2022 dividend was used to offset amounts due from a director, who was the sole shareholder of EMP Solution at that time. Thus, there was no cash outflow and no liability was recognized. Please provide the disclosures required by
           IAS 7.43. To the extent applicable, address this comment as it relates to your 2023 dividend;
 July 9, 2024
Page 5

             Please confirm that the net changes in amount due to a director as reflected in your investing and financing activities were actual cash inflows and outflows and not offsets to amounts due to/from a director. If these changes were not actual cash inflows and outflows, address the appropriateness of this presentation; and

             It appears that you revised your statement of cash flows to address our comment. Please provide the disclosures required by IAS 8.49.
Note 2 - Basis of Preparation, page F-12

19. As previously requested, please disclose the date when the financial statements were authorized for issue and who gave that authorization as required by IAS 10.17.
Note 8 - Other Receivables, page F-37

20. Given that your other receivables comprise over 40% of your total assets, please expand the disclosure to fully describe the transactions that generated these assets. Ensure you disclose the repayment terms, clarify the identity of the related parties, and state whether any of the receivables are secured by collateral or guarantees. Similarly, please expand
       Note 16 to identity the referenced related parties.
Note 24, page F-46

21. With reference to IAS 33.26-28, please address the need to retroactively present your EPS calculations for the stock bonus issue referenced in Note 11.
       Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Michael T. Campoli